SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of September, 2006

(Commission File No. 001-32221) ,

GOL LINHAS AÉREAS INTELIGENTES S.A.
(Exact name of registrant as specified in its charter)

GOL INTELLIGENT AIRLINES INC.
(Translation of Registrant's name into English)

Rua Tamoios 246
Jardim Aeroporto
04630-000 São Paulo, São Paulo
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

GOL Announces Third Quarter Dividends

São Paulo, September 18, 2006 - GOL Linhas Aéreas Inteligentes S.A. (Bovespa: GOLL4 e NYSE: GOL) (“Company”), Brazil’s low-cost, low-fare airline, announces to shareholders that its Board of Directors, at a meeting held on September 15, 2006, resolved on the proposal of management regarding the payment of interest on stockholder’s capital, corresponding to a net amount of R$ 0.12782 per share, related to the third quarter of 2006, and approved the payment of interest on stockholder’s capital.

The payment of interest on stockholder’s capital in the gross amount of R$ 29,506,082.00, corresponds to R$ 0.15038 per preferred and ordinary share. All outstanding shares on September 20, 2006 will have right to interest on stockholder’s capital. The shares will be traded on São Paulo Stock Exchange (BOVESPA) and New York Stock Exchange (NYSE), “ex” the right to interest on capital as from, and including, September 21, 2006.The interest on stockholder’s capital will be paid to shareholders on November 14, 2006.

The interest on stockholder’s capital, net of withholding income tax, will be imputed to mandatory dividends related to the corporate year of 2006, according to Brazilian corporate law and the Company’s By-Laws. The payment of interest on stockholder’s capital is determined according to the Company’s quarterly intercalary dividends policy. It is important to note that the percentage of the net profits in each distribution, whether of dividends or interest on stockholder’s capital, may vary and will be adjusted every distribution, in order to assure the minimum dividend of 25% of the corporate year’s net profit according to Brazilian corporate law and to the Company’s Bylaws.

About GOL Linhas Aéreas Inteligentes
GOL Linhas Aéreas Inteligentes, a low cost, low fare airline, is one of the most profitable and fastest growing airlines in the industry worldwide. GOL operates a simplified fleet with a single class of service. The Company has one of the youngest and most modern fleets in the industry resulting in low maintenance, fuel and training costs, with high aircraft utilization and efficiency ratios. In addition, safe and reliable services, which stimulate GOL’s brand recognition and customer satisfaction, allow GOL to have the best value proposition in the market. GOL currently offers over 500 daily flights to 51 major business and travel destinations in Brazil, Argentina, Bolivia, Uruguay, Paraguay and Chile. GOL plans to increase passenger flights in existing markets and add service to additional markets in both Brazil and other high-traffic South American travel destinations. GOL’s shares are listed on the NYSE and the Bovespa. GOL: here everyone can fly!

For more information, flight times and fares, please access our site at www.voegol.com.br or call: 0300-789-2121 in Brazil, 0810-266-3131 in Argentina, 800-1001-21 in Bolivia, 0004 055 127 in Uruguay, 1 888 0042 0090 (Telefônica) in Paraguai, 1230 020 9104 (Intel) in Chile and 55 11 2125-3200 in other countries.

CONTACT: GOL Linhas Aéreas Inteligentes S.A.
Ph: (5511) 3169-6224/6222
e-mail: ri@golnaweb.com.br
www.voegol.com.br/ir

This release contains forward-looking statements relating to the prospects of the business, estimates for operating and financial results, and those related to growth prospects of GOL. These are merely projections and, as such, are based exclusively on the expectations of GOL’s management concerning the future of the business and its continued access to capital to fund the Company’s business plan. Such forward-looking statements depend, substantially, on changes in market conditions, government regulations, competitive pressures, the performance of the Brazilian economy and the industry, among other factors and risks disclosed in GOL’s filed disclosure documents and are, therefore, subject to change without prior notice.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 18, 2006

GOL LINHAS AÉREAS INTELIGENTES S.A.

By:	/S/ Richard F. Lark, Jr.
Name: Richard F. Lark, Jr. Title: Executive Vice President – Finance, Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will a ctually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.